UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
John B. Sanfilippo & Son, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
800422 10 7

(CUSIP Number)
Jerry J. Burgdoerfer
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
312-923-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power	(Represents (a) 163,045 shares of Class A Stock held by Mr. Sanfilippo as Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children and (b) 21,000 shares of Common Stock held directly by Mr. Sanfilippo.)

NUMBER OF		184,045

SHARES	8.	Shared Voting Power	(Represents shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust.)
BENEFICIALLY
OWNED BY		18,832

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		184,045

WITH	10.	Shared Dispositive Power

		18,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	202,877

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	2.4% (4.9% of combined voting power)

14.	Type of Reporting Person*

	IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Marian R. Sanfilippo

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power	(Includes 8,152 shares of Common Stock, all of which are held directly by Ms. Sanfilippo.)

NUMBER OF		8,152

SHARES	8.	Shared Voting Power	(Represents (a) 18,832 shares of Common Stock held by Mrs. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust and (b) 220,220 shares of Class A Stock held by Mrs. Sanfilippo as Co-trustee of five trusts, the beneficiaries of which are Mrs. Sanfilippo’s children.)
BENEFICIALLY
OWNED BY		239,052

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		8,152

WITH	10.	Shared Dispositive Power

		239,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	247,204

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	3% (6.5% of combined voting power)

14.	Type of Reporting Person*

	IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑**
(b) ☐

** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	(Represents 10,000 shares of Common Stock held by Mr. Sanfilippo directly and options to purchase 6,375 shares of Common Stock on or within 60 days of December 5, 2007.)

16,375

	8.	Shared Voting Power	(Represents (a) 18,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust, (b) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (c) 1,385,231 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of (i) the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and (ii) the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007.)
1,448,107

	9.	Sole Dispositive Power

16,375

	10.	Shared Dispositive Power

1,448,107

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,464,482

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented by Amount in Row (11)

15.3% (42% of combined voting power)

14.	Type of Reporting Person*

IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr.

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑**
(b) ☐

** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power	(Represents options to purchase 6,375 shares of Common Stock on or within 60 days of December 5, 2007.)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		6,375

	8.	Shared Voting Power	(Represents (a) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 and (b) 1,385,231 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of (i) the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and (ii) the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007.)

1,429,275

	9.	Sole Dispositive Power

6,375

	10.	Shared Dispositive Power

1,429,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,435,650

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented by Amount in Row (11)

15% (41.9% of combined voting power)

14.	Type of Reporting Person*

IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power	(Represents 28,152 shares of Common Stock owned directly by Mr. Sanfilippo.)

NUMBER OF		28,152

SHARES	8.	Shared Voting Power	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		44,044

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		28,152

WITH	10.	Shared Dispositive Power

		44,044

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	72,196

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.9% (1.4% of combined voting power)

14.	Type of Reporting Person*

	IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑**
(b) ☐

** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

8.	Shared Voting Power
(Represents (a) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (b) 1,385,231 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of (i) the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and (ii) the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007.)
1,429,275

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

1,429,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,429,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented by Amount in Row (11)

15% (41.9% of combined voting power)

14.	Type of Reporting Person*

IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Lisa A. Evon

2.	Check the Appropriate Box if a Member of a Group*
(a) ☑**
(b) ☐

** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

8.	Shared Voting Power
(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Ms. Evon as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.)
44,044

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

44,044

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

44,044

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented by Amount in Row (11)

0.5% (1.3% of combined voting power)

14.	Type of Reporting Person*

IN

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		692,616

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		692,616

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	692,616

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.9% (20.3% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		692,615

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		692,615

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	692,615

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	7.9% (20.3% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo Trust, dated September 26, 1991

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		32,609

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		32,609

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	32,609

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.4% (1% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		32,609

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		32,609

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	32,609

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.4% (1% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Lisa Ann Sanfilippo Trust, dated October 4, 1991

2	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC Use Only

4	Source of Funds*

	Not Applicable.

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

NUMBER OF		32,609

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		32,609

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	32,609

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.4% (1% of combined voting power)

14	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo Trust, dated October 4, 1991

2	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC Use Only

4	Source of Funds*

	Not Applicable.

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

NUMBER OF		32,609

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		32,609

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	32,609

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.4% (1% of combined voting power)

14	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo Trust, dated October 2, 1991

2	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC Use Only

4	Source of Funds*

	Not Applicable.

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

NUMBER OF		32,609

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		32,609

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	32,609

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.4% (1% of combined voting power)

14	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

2	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC Use Only

4	Source of Funds*

	Not Applicable.

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

NUMBER OF		44,044

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		44,044

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	44,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.5% (1.3% of combined voting power)

14	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006

2	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC Use Only

4	Source of Funds*

	Not Applicable.

5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6	Citizenship or Place of Organization

	United States

	7	Sole Voting Power

NUMBER OF		44,044

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power
REPORTING
PERSON		44,044

WITH	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	44,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13	Percent of Class Represented by Amount in Row (11)

	0.5% (1.3% of combined voting power)

14	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		44,044

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		44,044

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	44,044

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.5% (1.3% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). James J. Sanfilippo Irrevocable Trust, dated October 6, 2006

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		44,044

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		44,044

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	44,044

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.5% (1.3% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Lisa A. Evon Irrevocable Trust, dated October 6, 2006

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		44,044

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		44,044

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	44,044

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.5% (1.3% of combined voting power)

14.	Type of Reporting Person*

	OO

CUSIP No.	800422 10 7

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Sanfilippo Family Education Trust

2.	Check the Appropriate Box if a Member of a Group*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company’s common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds*

	Not Applicable.

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

NUMBER OF		18,832

SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0

EACH	9.	Sole Dispositive Power
REPORTING
PERSON		18,832

WITH	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	18,832

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.2% (0.1% of combined voting power)

14.	Type of Reporting Person*

	OO

Introductory Statement
This Schedule 13D (“Schedule 13D”) is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the actions described in Item 4 of this Schedule 13D and the Schedule 13D filed with the Commission on behalf of the Reporting Persons named herein on June 21, 2004, as amended by Amendment No. 1 (the “Previous 13D”), and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and Class A Common Stock, par value $.01 per share (“Class A Stock”), of the Company beneficially owned by any other Reporting Person.
This joint filing shall serve as an amendment to the Previous 13D. This Amendment No. 2 to the Previous Schedule 13D is intended to update and supplement the information contained therein.
Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation (“JBSS” or the “Company”), with its principal executive offices at 1703 North Randall Road Elgin, Illinois 60123-7820. Each Reporting Person is the beneficial owner of shares of Class A Stock, which is convertible into shares of Common Stock, and Jasper B. Sanfilippo, Marian R. Sanfilippo, Jeffrey T. Sanfilippo, Jasper B. Sanfilippo Jr. and John E. Sanfilippo beneficially own shares of Common Stock.
Item 2. Identity and Background
This Schedule 13D is being filed jointly by the individual shareholders set forth below:

Shareholder / Address	Occupation / Employment / Business Address
Jasper B. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust, and as Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children.
1703 North Randall Road
Elgin, Illinois 60123-7820
Chairman of the Board of Directors of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Marian R. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust, and as Co-trustee of five trusts, the beneficiaries of which are Mr. Sanfilippo’s children.
1703 North Randall Road
Elgin, Illinois 60123-7820
None

Jeffrey T. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust, Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of
Director and Chief Executive Officer of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Shareholder / Address	Occupation / Employment / Business Address
Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007
1703 North Randall Road
Elgin, Illinois 60123-7820

Jasper B. Sanfilippo, Jr.
Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007
1703 North Randall Road
Elgin, Illinois 60123-7820
Director and Chief Operating Officer and President of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

John E. Sanfilippo Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Group President of Corporate Engineering MAP Equipment Systems, a division of Clear Lam Packaging 1950 Pratt Boulevard Elk Grove Village, 60007

James J. Sanfilippo
Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007
1703 North Randall Road
Elgin, Illinois 60123-7820
President, Clear Lam Packaging 1950 Pratt Boulevard Elk Grove Village, 60007

Lisa A. Evon Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Business Manager of the Company 1703 North Randall Road Elgin, Illinois 60123-7820

Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Shareholder / Address	Occupation / Employment / Business Address
James J. Sanfilippo Trust, dated September 26, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa Ann Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jeffrey T. Sanfilippo Trust, dated October 4, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Trust, dated October 2, 1991 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Sanfilippo Family Education Trust 1703 North Randall Road Elgin, Illinois 60123-7820	Not applicable

Each Reporting Person above that is a natural person is a citizen of the United States. Each Reporting Person above that is a trust is organized under the laws of the United States. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The transactions reported on this Schedule 13D involve the transfer of Company securities by the Reporting Persons identified in Item 4 below. Consequently, Item 3 is not applicable.
Item 4. Purpose of Transaction.
The Reporting Persons are filing this Amendment No. 2 to the Previous 13D for the following purposes:
On December 5, 2007, Jasper B. Sanfilippo and Marian Sanfilippo transferred 1,360,731 and 24,500 shares of Class A Stock, respectively, to two trusts, as follows: (i) 692,615 shares of Class A Stock were transferred to the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 (the “Marian R. Sanfilippo GRAT”) and (ii) 692,616 shares of Class A Stock were transferred to the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007 (the “Jasper B. Sanfilippo GRAT” and together with the Marian R. Sanfilippo GRAT, the “GRATs”). The Trustees each of the Marian R. Sanfilippo GRAT and Jasper B. Sanfilippo GRAT are Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo. As such, each of Jeffrey T. Sanfilippo, Jasper B. Sanfilippo and James J. Sanfilippo are deemed to beneficially own the shares of Class A Stock held in the GRATs. In addition, the GRATs are now deemed to be part of the “group” described in Introductory Statement above.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A Stock and 98,886 shares of Common stock. This represents 68.1% of the total outstanding shares of Class A Stock and 18.9% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.
The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s Board of Directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.
Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 52.2% of the total outstanding voting power of the common equity of the Company. The stock ownership of each Reporting Person is as follows:

	Sole Voting	Shared		Sole Voting	Shared
	and	Voting and		and	voting and	Total
	Dispositive	Dispositive	Total	Dispositive	Dispositive	Percent	Voting
	Power of	Power of	Percent	Power of	Power of	of	Power of
	Class A	Class A	of Class	Common	Common	Common	Common
Reporting Person	Stock	Stock	A Stock	Stock	Stock	Stock(5)	Equity(6)

Jasper B. Sanfilippo(1)(2)	163,045	—	6.3%	21,000	18,832	2.4%	4.9%

Marian R. Sanfilippo(2)(3)	—	220,220	8.5%	8,152	18,832	3%	6.5%

Jeffrey T. Sanfilippo (2)(3)(4)	—	1,429,275	55%	16,375	18,832	15.3%	42%

Jasper B. Sanfilippo, Jr.(3)(4)	—	1,429,275	55%	6,375	—	15%	41.9%

John E. Sanfilippo(3)	—	44,044	1.7%	28,152	—	0.9%	1.4%

James J. Sanfilippo(3)(4)	—	1,429,275	55%	—	—	15%	41.9%

Lisa A. Evon(3)	—	44,044	1.7%	—	—	0.5%	1.3%

Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007(4)	692,615	—	26.7%	—	—	7.9%	20.3%

Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007(4)	692,616	—	26.7%	—	—	7.9%	20.3%

James J. Sanfilippo Trust, dated September 26, 1991(1)	32,609	—	1.3%	—	—	0.4%	1%

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991(1)	32,609	—	1.3%	—	—	0.4%	1%

Lisa Ann Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1%

Jeffrey T. Sanfilippo Trust, dated October 4, 1991(1)	32,609	—	1.3%	—	—	0.4%	1%

John E. Sanfilippo Trust, dated October 2, 1991(1)	32,609	—	1.3%	—	—	0.4%	1%

Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

	Sole Voting	Shared		Sole Voting	Shared
	and	Voting and		and	voting and	Total
	Dispositive	Dispositive	Total	Dispositive	Dispositive	Percent	Voting
	Power of	Power of	Percent	Power of	Power of	of	Power of
	Class A	Class A	of Class	Common	Common	Common	Common
Reporting Person	Stock	Stock	A Stock	Stock	Stock	Stock(5)	Equity(6)

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

James J. Sanfilippo Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

Lisa A. Evon Irrevocable Trust, dated October 6, 2006(3)	44,044	—	1.7%	—	—	0.5%	1.3%

Sanfilippo Family Education Trust (2)	—	—	—	18,832	—	0.2%	0.1%

Total Group of Reporting Persons (1)(2)(3)(4)	1,768,496	1,768,496	68.1%	98,886	18,832	18.9%	52.2%

(1)	Jasper B. Sanfilippo is the sole Trustee of the (a) James J. Sanfilippo Trust, dated September 26, 1991, (b) Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, (c) Lisa Ann Sanfilippo Trust, dated October 4, 1991, (d) Jeffrey T. Sanfilippo Trust, dated October 4, 1991 and (e) John E. Sanfilippo Trust, dated October 2, 1991. In his capacity as Trustee, Jasper B. Sanfilippo has the sole voting and dispositive power over the 32,609 shares of Class A Stock held in each aforementioned trust.

(2)	Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo are the Co-trustees of the Sanfilippo Family Education Trust. In their capacity as Co-trustees, Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over the 18,832 shares of Common Stock held in the Sanfilippo Family Education Trust.

(3)	As Co-trustees of certain trusts, Marian R. Sanfilippo and each of her children share the voting and dispositive power over shares of Class A Stock held in the trusts, as follows: (a) Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, (b) Marian R. Sanfilippo and Jasper B. Sanfilippo, Jr. share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, (c) Marian R. Sanfilippo and John E. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-Trustees of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, (d) Marian R. Sanfilippo and James J. Sanfilippo share voting and dispositive power over 44,044 shares of Class A Stock as Co-Trustees of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and (e) Marian R. Sanfilippo and Lisa A. Evon share voting and dispositive power over 44,044 shares of Class A Stock as Co-trustees of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.

(4)	Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo are the Co-trustees of the (a) Marian Sanfilippo GRAT and (b) Jasper B. Sanfilippo GRAT. In their capacity as Co-trustees of the GRATs, Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo share voting and dispositive power over the 1,385,231 shares of Class A Stock held in the GRATs.

(5)	The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

(6)	The percentage of voting power of the common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.
(c) The Reporting Persons identified in Item 2 above have effected the following transactions in the Common Stock of the Company since the Previous 13D was filed:
On September 22, 2006, the Company granted each of Jeffrey T Sanfilippo and Jasper B. Sanfilippo, Jr. 3,500 options to purchase shares of Common Stock with a weighted average exercise price of $10.99 per share, of which 875 options vested on or within 60 days of December 5, 2007. The aforementioned grants were part of Jeffrey T. Sanfilippo’s and Jasper B. Sanfilippo, Jr.’s compensation, which was reviewed and approved by the company’s Compensation, Nominating and Governance Committee.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
(a) Pursuant to the Restated Certificate, among other things:
(i)	So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)	Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock;

(iv)	All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.
     (b) Jasper B. Sanfilippo, the Chairman of the Board of the Company, is the trustee of five trusts. As the trustee under these trusts, Mr. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the 163,045 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.

Trust	Grantor and Beneficiary	Number of Shares
James J. Sanfilippo Trust, dated September 26, 1991	James J. Sanfilippo	32,609

Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991	Jasper B. Sanfilippo, Jr.	32,609

Lisa Ann Sanfilippo Trust, dated October 4, 1991	Lisa A. Evon (formerly Lisa Ann Sanfilippo)	32,609

Jeffrey T. Sanfilippo Trust, dated October 4, 1991	Jeffrey T. Sanfilippo	32,609

John E. Sanfilippo Trust, dated October 2, 1991	John E. Sanfilippo	32,609
The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as Mr. Sanfilippo, as trustee, determines to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.
     (c) The following table more specifically describes the trusts for which Mrs. Sanfilippo is Co-trustee with her children, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiary of the trust and the number of shares of Class A Stock held by each trust. The

Trustees of each trust have the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the shares of Class A Stock held by each trust. Mrs. Sanfilippo is the mother of the beneficiary under each trust.

Trust	Trustees	Grantor	Beneficiary	Number of Shares
Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006	Jeffrey T. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jeffrey T. Sanfilippo	44,044

Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006	Jasper B. Sanfilippo, Jr. and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jasper B. Sanfilippo, Jr.	44,044

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006	John E. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	John E. Sanfilippo	44,044

James J. Sanfilippo Irrevocable Trust, dated October 6, 2006	James J. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	James J. Sanfilippo	44,044

Lisa A. Evon Irrevocable Trust, dated October 6, 2006	Lisa A. Evon and Marian R. Sanfilippo	Jasper B. Sanfilippo	Lisa A. Evon	44,044
The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as the Trustees determine to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.
     (c) The following table more specifically describes the GRATs, by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiary of the trust and the number of shares of Class A Stock held by each trust. The Trustees of each trust, who are also the members of the stock advisors committee of each GRAT, have the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the shares of Class A Stock held by each trust.

Trust	Trustees	Grantor	Beneficiary	Number of Shares
Irrevocable Grantor- Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007	Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo	Marian R. Sanfilippo	Marian R. Sanfilippo	692,615

Irrevocable Grantor- Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007	Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and James J. Sanfilippo	Jasper B. Sanfilippo	Jasper B. Sanfilippo	692,616
Jasper B. Sanfilippo and Marian Sanfilippo, as grantors of the Jasper B. Sanfilippo GRAT and Marian R. Sanfilippo GRAT, respectively, have each retained the right to receive at the end of each year of the trust’s two-year existence an annuity payment equal to 56.49395% of the aggregate value of the shares of Class A Stock at the inception of the trust. Each annuity payment is to be made from income and, to the extent that income is insufficient, from principal, and may be paid in cash, in kind at then-current values or partly in cash. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries in each GRAT exceeds five percent of the total voting power of the common equity (assuming no conversion of Class A Stock into Common Stock).
     (d) Previously, Jasper B. Sanfilippo and Marian R. Sanfilippo pledged certain shares of the Class A Stock that they owned to Old Second Bank in order to secure a mortgage, commercial loan and a line of credit. Old Second Bank subsequently released its security interest in the Class A Stock pledged by Jasper B. Sanfilippo and Marian R. Sanfilippo. Accordingly, at this time, there are no outstanding pledges of the Company’s securities by the Reporting Persons.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2008

JASPER B. SANFILIPPO
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, both Individually, as Trustee of the Sanfilippo Family Education Trust and as Trustee of the James J. Sanfilippo Trust, dated September 26, 1991, the Jasper B. Sanfilippo, Jr. Trust, dated September 23, 1991, the Lisa Ann Sanfilippo Trust, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust, dated October 7, 1991 and the John E. Sanfilippo Trust, dated October 2, 1991

MARIAN R. SANFILIPPO
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, both Individually, as Trustee of the Sanfilippo Family Education Trust and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, both Individually and as Trustee of the Sanfilippo Family Education Trust, Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated
December 5, 2007

JOHN E. SANFILIPPO
By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, both Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr. both Individually, as Co-trustee of the Jasper B. Sanfilippo, Jr. Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007

JAMES J. SANFILIPPO
By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, as Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Marian R. Sanfilippo, dated December 5, 2007 and Co-trustee of the Irrevocable Grantor-Retained Annuity Trust of Jasper B. Sanfilippo, Sr., dated December 5, 2007

LISA A. EVON
By:	/s/ LISA A. EVON
Lisa A. Evon, as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

IRREVOCABLE GRANTOR-RETAINED ANNUITY TRUST OF MARIAN R. SANFILIPPO, DATED DECEMBER 5, 2007
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Trustee

IRREVOCABLE GRANTOR-RETAINED ANNUITY TRUST OF JASPER B. SANFILIPPO, SR., DATED DECEMBER 5, 2007
By:	/s/ JASPER B. SANFILIPPO, JR.
Jasper B. Sanfilippo, Jr., Trustee

JAMES J. SANFILIPPO TRUST, DATED SEPTEMBER 26, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. TRUST, DATED SEPTEMBER 23, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

LISA ANN SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO TRUST, DATED OCTOBER 4, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JOHN E. SANFILIPPO TRUST, DATED OCTOBER 2, 1991
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, Trustee

JEFFREY T. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JASPER B. SANFILIPPO, JR. IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JOHN E. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

JAMES J. SANFILIPPO IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

LISA A. EVON IRREVOCABLE TRUST, DATED OCTOBER 6, 2006
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, Trustee

SANFILIPPO FAMILY EDUCATION TRUST
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, Trustee